FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2007

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,

2.

Madison Minerals Inc. – News Release Dated May 1st, 2007,

3.

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,

4.

Madison Minerals Inc. – News Release Dated May 18, 2007,

5.

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: June 6, 2007

By:       “Chet Idziszek”

Chet Idziszek

Its:        President

(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

June 6, 2007

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 27, 2007

Item 3.

Press Release

April 27, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

New CFO appointed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 1st  day of May, 2007.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

May 1st , 2007	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

BUFFALO GOLD REPORTS ADDITIONAL GOLD INTERSECTIONS AT MT. KARE

Applies for Further Exploration Licenses

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of additional drilling results from Buffalo’s 2007 exploration program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“assay results from its drill program at the Mt. Kare gold project, including:

•

22.5 metres of 3.34 g/t gold in hole MK07-92

▪

Including 13.9 metres of 4.95 g/t gold

o

27.5 metres of 5.40 g/t gold in hole MK07-97

▪

Including 11.0 metres of 12.73 g/t gold

o

6.0 metres of 55.95 g/t gold in hole MK07-103

▪

Including 1.5 metres of 222 g/t gold

So far this year Buffalo has drilled 4711 metres in nineteen holes, as part of the $11.4 million on-going exploration program at Mt. Kare to test objectives both in the vicinity of known mineralization and at existing targets.  Significant results received to date are summarized below in Table 1.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone (SWRZ) and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres.   On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth.    MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 m, including 33.0 metres of 1.76 g/t gold.  This hole was abandoned at 208 metres due to problems with the drill.   Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ.  Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres.  The hole was stopped prematurely due to problems with the drill rig.  MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone (NWRZ) included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres.   The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73.  Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres.  Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101.   Below 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures.   Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver.   Hole MK07-102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from January 12th 2007 to April 18th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK07-90 Including	88.0 88.0	162.0 116.0	74.0 28.0	1.59 2.53	11.52 15.58
MK07-91	1.7 278.0	5.0 283.0	3.3 5.0	2.41 5.40	13.87 138.08
MK07-92 Including	205.4 214.0	227.9 227.9	22.5 13.9	3.34 4.95	5.06 6.83
MK07-93	190.0	204.0	14.0	0.71	4.26
MK07-94 Including	54.3 65.1	108.1 73.5	53.8 8.4	1.20 4.44	39.25 32.66
MK07-95	145.0	153.0	8.0	0.69	17.60
MK07-96 Including	128.0 130.0	161.0 136.0	33.0 6.0	1.76 3.35	10.31 10.87
Table 1. Continued

Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK07-97 Including	22.0 130.0 219.0 225.0 228.7	28.0 133.0 246.5 236.0 231.7	6.0 3.0 27.5 11.0 3.0	2.06 2.82 5.40 12.73 43.78	15.63 40.80 31.59 72.42 56.17
MK07-98 Including	237.0 245.0	254.0 254.0	17.0 9.0	1.19 1.46	4.79 4.28
MK07-99 Including	143.0 170.8 177.0	144.0 188.0 181.0	1.0 17.2 4.0	5.63 0.95 2.29	64.90 13.43 35.08
MK07-100	No significant intersections
MK07-101 Including Including	165.0 219.0 234.0	246.0 244.0 244.0	81.0 25.0 10.0	1.26 2.37 4.85	4.68 9.46 21.12
MK07-102	99.5 102.5	105.5 104.0	6.0 1.5	55.95 222.0	105.68 385.0
MK07-103	No significant intersections

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

“We continue to be encouraged by the results at Mt. Kare,” commented Buffalo Chairman and CEO Damien Reynolds.  “Based on results of our recent aeromagnetic survey and drilling we have applied for additional exploration licenses in the area.”

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.”

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB  – MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

            “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS - THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C.  U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACECT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 1, 2007

Item 3.

Press Release

May 1, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Additional exploration results of the Mt. Kare  Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 1st day of May, 2007.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca	2000 – 1055 West Hastings St. Vancouver, BC, Canada V6E 2E9 Phone: 604.331.8772 Fax: 604.331.8773 www.madisonminerals.com

Trading Symbol: TSXV – BUF.U OTC\BB – BYBUF FWB – B4K	Trading Symbol: TSXV – MMR OTC.BB - MMRSF

BUFFALO AND MADISON MOVE FORWARD AGGRESSIVELY AT MT. KARE

Vancouver, B.C., May 18th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U)(OTC-BB: BYBUF)(FWB: B4K) and Madison Minerals Inc. (TSX-V: MMR)(OTC-BB: MMRSF) are pleased to announce that they have amended the terms of the earn-in to the Mt. Kare Gold Project.   Under the amended agreement, Buffalo vests a 60% interest in the project immediately and will focus ongoing work on exploring for new resources throughout the property.

To date, Buffalo has focused the majority of its work at Mt. Kare on infill drilling of the known zones of mineralization predominantly at the Western Roscoelite Zone in order to complete a Type 2 Preliminary Economic Feasibility Study previously specified to earn a 49% interest in the project, per the original agreement with Madison.   While that work increased the understanding and confidence in the mineralization in those zones, the other exploration work that has been completed on the property has led Buffalo to believe that there is potential for significant additional mineralization outside of the known zones. The Buffalo-Madison Joint Venture Management Committee has recommended to the companies that the preliminary Feasibility Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood.

As such, Buffalo and Madison have agreed to new earn-in terms for the Mt. Kare project.  Buffalo will immediately earn a 60% interest in Madison’s interest in the Mt. Kare property by issuing $500,000 in cash or shares and issuing an additional 3,000,000 Buffalo shares to Madison, with these shares subject to a four-month hold period.  Buffalo will earn a further 15% interest, totalling 75%, by completing a Bankable Feasibility Study covering all areas with significant potential within four years, with a provision for an additional 1-year extension.  Should Buffalo acquire a 75% interest, Buffalo retains the right to acquire the balance of Madison's interest, based on an independent valuation of Madison's remaining interest, for cash or shares of Buffalo or a combination of both.   The new terms are subject to approval by the TSX Venture Exchange.

“Buffalo’s management is extremely pleased that we now have a majority interest in the Mt. Kare project.   We have been very happy with the results of the infill drilling, but we believe that the property has much more to offer in exploration potential,” commented Buffalo Chairman and CEO Damien Reynolds.  “We continue to expand our holdings in the project based on geological and geophysical evidence of significant gold targets and we are looking forward to stepping up exploration to expand the project resources.”

“Madison is impressed with the efforts and the progress achieved by Buffalo”, stated Chet Idziszek, CEO of Madison, “and we believe extending the timeframe for a bankable feasibility study allows for the systematic examination of the multiple additional mineral targets known to exist, and of others perhaps yet to be found.”

About the Mt. Kare Project

Buffalo’s flagship project is the Mt. Kare gold property in Papua New Guinea. The property is contiguous to Barrick's Porgera Gold Mine property where the various styles of mineralization identified are very similar in geological setting and structural controls to those identified at Mt. Kare.  Mt. Kare currently hosts an Indicated resource of 1,100,000 oz gold (14.68 million tonnes at 2.36 g/t gold and 33.7 g/t silver) and an Inferred resource of 700,000 oz gold (10.85 million tonnes at 1.98 g/t gold and 22.7 g/t silver). (ref: Buffalo Gold news release June 26th, 2007.) Buffalo currently has a US$11.4 million exploration program underway at the Mt. Kare project.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

On behalf of the Board of Directors of

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

MADISON MINERALS INC.

     “Damien Reynolds”

“Chet Idziszek”

_______________________________

Damien Reynolds,

Chet Idziszek,

Chair of the Board of Directors

President and Chief Executive Officer

and Chief Executive Officer

For further information please contact:

For further information please contact:

Julie Hajduk, Investor Relations

David Scott, Investor Relations

E-mail: julie@buffalogold.ca

E-mail: dscott@mine-tech.com

Phone: 604.685.5492 or T.F.1.888.685.5492

Phone: 604.331.8772 or T.F.1.877.529.8475

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS WEBSITE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 18, 2007

Item 3.

Press Release

May 18, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Announcement of  amended agreement of the Mt. Kare  Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 18th  day of May, 2007.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)